Isolagen, Inc.

405 Eagleview Boulevard

Exton, PA 19341

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Washington, DC 20549

Re:                                                                      Isolagen, Inc.

Request to Withdraw Registration Statements on Form S-4 (File No. 333-144473)

and Form S-3 (File No. 333-144477)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Isolagen, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced combined Registration Statements on Form S-4 and Form S-3 (the “Combined Registration Statements”).

The Combined Registration Statements were filed in connection with a proposed exchange offering involving holders of its currently outstanding 3.5% Subordinated Convertible notes due 2024 and in connection with a proposed offer to the public of new Senior Convertible Notes due 2024. The Registrant has determined that at this time they will not proceed with the offerings as contemplated in the Combined Registration Statements. The Registrant believes that the withdrawal is in the best interests of the Registrant and its stockholders.

The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered for exchange or sale, or exchanged or sold any of the notes discussed above under the Combined Registration Statements.

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Combined Registration Statements as soon as it is available at (484) 713-6001. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use pursuant to Rule 457(p) of the Securities Act.

Please do not hesitate to contact the undersigned at (484) 713-6000 or Cavas Pavri of Cozen O’Connor at (215) 665-5542 with any questions you may have.

Kind regards.

Yours sincerely,

Declan Daly,

Chief Financial Officer